Mail Stop 3561

							May 2, 2006


Jeff Oscodar
Chief Executive Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, CA  94107



	RE:	Handheld Entertainment, Inc. (formerly Vika Corp.)
		Form 8-K filed February 13, 2006 as amended February 27,
2006
            	File No. 333-124421


Dear Mr. Oscodar:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. On February 27, 2006 you filed an amendment to your Item 4.01
Form
8-K indicating that Amisano Hanson would still be your independent accountant until a future date. Please tell us if Amisano Hanson is still acting as your principal accountant. When Amisano Hanson has completed all work as your principal accountant you should file another amendment stating this fact. The amendment should also confirm, if true, that there were no disagreements through the last day they performed work as your principal accountant. The amendment should also include an updated letter from the former auditor stating whether or not they agree with the disclosures as revised.





Jeff Oscodar
Handheld Entertainment, Inc.
May 2, 2006
Page 2


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please file your amended Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and file your response to these comments as an EDGAR correspondence file.

	You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330, or in his absence, me, at (202) 551-3841 if you have questions regarding these comments.

							Sincerely,



							Michael Moran
						            Branch Chief